23 February 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Director/PDMR Shareholding

Reed Elsevier has received notification today that Mr Patrick Tierney, a director of Reed Elsevier PLC and Reed Elsevier NV, exercised on 22 February 2007 an option granted to him under the Reed Elsevier Group plc Executive Share Option Scheme over 200,000 Reed Elsevier PLC ordinary shares at an option price of 451.50p per share, and 140,000 Reed Elsevier NV ordinary shares at an option price of €9.34 per share. Mr Tierney sold all of the shares following exercise at 621.50p per Reed Elsevier PLC ordinary share and €14.0614 per Reed Elsevier NV ordinary share.